Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
February 6, 2007

07020986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2007 FEB 12 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since January 1, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
FEB 15 2007
THOMSON FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
January 1, 2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated January 22, 2007
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Business Results released on January 22, 2007
(Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

Exhibit A-1

Kao Corporation

Notice Regarding Kao's Structural Reorganization of Business Operations and Merger of its Sales Companies

January 22, 2007

Kao Corporation (President and CEO: Motoki Ozaki) will reorganize its business operation structure effective April 1, 2007. As part of the structural reorganization, Kao's subsidiaries, Kao Hanbai Co., Ltd. and Kao Cosmetics Sales Co., Ltd., will merge on the same date and consolidate management of both companies.

Kao Group has been promoting the following three key business objectives in order to achieve 'Profitable growth with high value-added products.'

1. 'Accelerate growth of the Beauty Care and Health Care businesses.'
2. 'Further enhance and expand the Fabric and Home Care business.'
3. 'Focus on the globally competitive Chemical business.'

The current domestic market has experienced dynamic shifts due to societal changes including the declining birthrate, aging population, delay in the age of marriage and increase in single households. These changes have affected consumers' product selection, purchase trends and, consequently, trade and distribution. In order to promptly respond to these changes as well as proactively implement its consumer driven growth strategy, Kao will reorganize its current business divisions effective April 1, 2007 and introduce the following four new business units:

1. Beauty Care business unit
2. Human Health Care business unit
3. Fabric and Home Care business unit
4. Chemical business unit

Concurrently, Kao will reorganize every functional division including R&D, production and sales. As part of the structural reorganization, Kao Hanbai Co., Ltd., which mainly handles consumer products, and Kao Cosmetics Sales Co., Ltd., which mainly handles cosmetics, will merge into a new entity, Kao Customer Marketing Co., Ltd.(President and CEO: Tatsuo Takahashi).

Kao will fully exercise its comprehensive strength as a Group and provide high value-added products to consumers and retailers by implementing the aforementioned measures: introduce four new business units and launch a new sales company in close cooperation with other Kao Group companies, such as Kanebo Cosmetics Inc. and its affiliates.

(Appendix)

1. Overview of merging companies

(1) Corporate name	Kao Hanbai Co., Ltd. (surviving company)	Kao Cosmetics Sales Co., Ltd. (company to be dissolved)
(2) Business activities	Sales of consumer products	Sales of cosmetics
(3) Date established	December 25, 1971	October 5, 1989
(4) Registered place of business	3-8, Irifune 3-chome, Chuo-ku, Tokyo	14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, Tokyo
(5) Representative	President and CEO: Tatsuo Takahashi	President and CEO: Mikio Nakano
(6) Paid-in capital	1,729 million yen	100 million yen
(7) Fiscal year end	March 31	March 31

2. Overview of a new sales company

Corporate name:	Kao Customer Marketing Co., Ltd.
Effective date of merger:	April 1, 2007
Date of corporate name change:	April 1, 2007
Registered place of business:	3-8, Irifune 3-chome, Chuo-ku, Tokyo
Representative:	Tatsuo Takahashi, President and CEO
Paid-in capital:	1,829 million yen
Fiscal year end:	March 31
Net sales:	593,285 million yen (combined net sales of both companies in the fiscal year ended March 31, 2006)
Employees:	7,251 (as of December 1, 2006)

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation

News Release January 22, 2007

Summary of Consolidated Business Results for the Third Quarter Ended December 31, 2006

Tokyo, January 22, 2007 — Kao Corporation today announced its consolidated business results for the nine months ended December 31, 2006, the third quarter of the year ending March 31, 2007. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Nine months ended December 31				Fiscal 2005, ended
	2006	2005	Change	2006 (US$)	March 31, 2006
	Yen		%	U.S. dollars	Yen
Net sales	**¥931,672**	¥746,033	24.9	**$7,821.9**	¥971,230
Operating income	**98,152**	105,205	(6.7)	**824.0**	120,134
Ordinary income	**98,559**	107,075	(8.0)	**827.5**	121,956
Net income	**57,724**	64,212	(10.1)	**484.6**	71,140
Total assets	**1,244,621**	747,223		**10,449.3**	1,220,564
Total net assets	**553,153**	495,000		**4,644.1**	509,676
Net worth/total assets	**43.7%**	66.2%		-	41.8%
Total net worth per share (yen/US$)	**997.86**	909.76	9.7	**8.38**	935.11
Net income per share (yen/US$)	**105.92**	118.04	(10.3)	**0.89**	130.58
Net income per share, diluted (yen/US$)	**105.83**	117.76	(10.1)	**0.89**	130.28
	Yen			U.S. dollars	Yen
Net cash provided by operating activities	**116,368**	88,716		**977.0**	117,292
Net cash used in investing activities	**(47,979)**	(54,057)		**(402.8)**	(479,535)
Net cash provided by (used in) financing activities	**(58,917)**	(27,772)		**(494.6)**	356,721
Cash and cash equivalents at end of period	**78,146**	78,510		**656.1**	67,527

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on December 29, 2006, of yen 119.11=US$1, and are presented solely for the convenience of readers.*
3. *Yen amounts are rounded down to the nearest million.*
4. *Simplified accounting treatment is adopted partially with respect to the standards for the accounting of liability for employee retirement benefits.*
5. *Change in scope of consolidation: Consolidated subsidiaries (addition) 1*
6. *Net assets for the third quarter ended December 31, 2005 and the year ended March 31, 2006 do not include minority interests. In addition, net worth is the same as shareholders' equity for the third quarter ended December 31, 2005 and the year ended March 31, 2006, while net worth for the third quarter ended December 31, 2006 consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*

Kao Corporation

News Release January 22, 2007

Forecast of Consolidated Results for the Year Ending March 31, 2007

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2007	
	Yen	U.S. dollars
Net sales	¥1,220,000	$10,242.6
Ordinary income	115,000	965.5
Net income	68,000	570.9
Net income per share (yen/US$)	124.78	1.05

Notes:

1. *The forecast for the year ending March 31, 2007 remains the same since October 23, 2006.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on December 29, 2006, of yen 119.11=US$1, and are presented solely for the convenience of readers.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Summary of Consolidated Business Results and Financial Condition for the Nine Months Ended December 31, 2006

Business Results

Consolidated net sales for the nine months ended December 31, 2006 increased 24.9%, or 185.6 billion yen, from the same period a year earlier to 931.6 billion yen due to factors including the addition of Kanebo Cosmetics Inc. and Kao's efforts to promote high added value in its products. Excluding the effect of currency translation, net sales increased 22.8%. With regard to income, although the Kao Group focused on greater efficiency in expenditures and cost-reduction activities, the effect of rising raw material prices and the addition of amortization expenses for the intellectual property rights and goodwill related to Kanebo Cosmetics resulted in operating income of 98.1 billion yen, a decrease of 7.0 billion yen compared with the same period a year earlier, ordinary income of 98.5 billion yen, a decrease of 8.5 billion yen, and net income of 57.7 billion yen, a decrease of 6.4 billion yen. However, operating income before deduction of amortization expenses related to Kanebo Cosmetics was 118.1 billion yen, an increase of 12.9 billion yen compared with the same period a year earlier. The tax rate after application of tax-effect accounting, calculated by dividing income taxes by income before income taxes and minority interests, was 39.5%. Tax expenses, which increased in the interim period because Kao recorded a deferred tax asset valuation allowance, decreased in December 2006 as domestic consolidated subsidiaries repurchased their treasury stock from the parent company in order to enhance their asset efficiency.

Summary of Results by Business Segment

Consumer Products Business

Net sales of consumer products increased 5.3% from the same period a year earlier to 576.4 billion yen. Sales in Japan increased 14.4 billion yen, mainly due to new product launches. Aggressive business development resulted in an increase in overseas sales. The increase in sales more than offset negative factors such as increased competition and rising raw material prices. As a result, operating income increased 1.9 billion yen from the same period a year earlier to 82.1 billion yen.

1. Japan

While the economy continued to display upward momentum, consumer spending and consumer prices were flat. In the consumer products market, however, the continuing decline in prices finally began to show a turnaround, with an upward shift in retail prices in some product categories. Under these conditions, the Kao Group promoted high added value in its products by offering consumers emotional satisfaction in addition to functional value. As a result, sales in Japan increased 3.4% from the same period a year earlier to 440.3 billion yen.

Personal Care: *Bioré U* body cleansers sold well, basing their appeal on a variety of new scents and

gentleness after washing. Sales of *Bioré* facial cleansers and makeup removers also increased, as *Bioré Marshmallow Whip* facial foam and *Bioré Cleansing Cotton Smooth Oil In* makeup remover gained consumer support, the former for its pleasurable cleansing with a whipped and bouncy marshmallow-like lather, and the latter for its new technology that easily cleans off hard-to-remove mascara. In addition, offering new value in oral hygiene, Kao launched *Medicated Pyuora* toothpaste and mouthwash, which base their appeal on "freshening up a pasty mouth" under the concept of total oral cleaning, and both performed well. As a result, sales increased 2.7% compared with the same period a year earlier to 148.7 billion yen.

Fabric and Home Care: In laundry detergents, Kao relaunched *Attack* with superior cleaning power even when washing a large load of laundry. In fabric treatments, Kao launched *Style Care Mist for Clothing*, which removes wrinkles and odors from clothing. In addition, household cleaning kits performed well, with the introduction of *Quickle Wiper Handy*, which picks up dust instantly with a single wipe. As a result, sales increased 1.8% from the same period a year earlier to 194.4 billion yen.

Feminine Care, Baby Care and Others: Sales increased 8.0% from the same period a year earlier to 97.1 billion yen. In the feminine care category, Kao enhanced the product line of *Laurier F* sanitary napkins, which takes alleviation of skin stress as its key concept, by adding a product for heavy nighttime flow. In the baby care category, disposable baby diapers continued to win consumer support and posted strong sales with a product renewal for a gentler feel on the skin. In the health care category, sales increased, as sales of healthy drinks grew with the strong performance of *Healthya Water* sports drink with a refreshing grapefruit flavor.

2. Overseas

In Asia and Oceania, sales increased 17.3% from the same period a year earlier to 48.8 billion yen. Excluding the effect of currency translation, sales increased 7.4%. Intense competition continues as the market grows, but the Kao Group worked to raise its competitiveness by integrating its business operations in Asia including Japan and by offering added value tailored to regional conditions. The Kao Group further enhanced the harmonization between Japan and local subsidiaries in sales and marketing activities, expanded the sales territory for the *Asience* premium hair care brand from Taiwan and Hong Kong to Singapore, and launched *Laurier F* sanitary napkins in Hong Kong and Singapore. In Thailand, new product *Attack Easy* laundry detergent performed extremely well.

In North America and Europe, where it is engaged in the personal care business, the Kao Group has been shifting to products with higher added value. Sales increased 9.1% from the same period a year earlier to 93.1 billion yen. Excluding the effect of currency translation, sales increased 2.5%. Sales of the skin care product *Jergens natural glow* grew steadily with the addition of a new color and the launch of facial product line. However, overall sales growth slowed because of fierce competition, mainly in the hair care category. A major renewal was made in the *KMS* professional hair care brand.

Prestige Cosmetics Business

As consumers' sense of values, attitudes toward beauty, and structures of retail channels change, the Kao Group worked to create strong, distinctive brands in the prestige cosmetics business. Kanebo Cosmetics continued to perform well with the launches of *Impress*, a new premium prestige skin care brand sold exclusively at department stores, *Blanchir Whitening Conclusion* whitening serum and *Kate* makeup. In Kao Sofina products, *est*, a skin care brand sold exclusively at department stores, increased sales. Kao also launched the new skin care brand *Phytomax*, which is sold exclusively at drugstores. However, sales of existing brands were impacted by a shrinking market in Japan for products in the targeted price range. Molton Brown increased sales by launching new products and expanding its sales territory. As a result of the above and the consolidation of Kanebo Cosmetics, which was not in the Kao Group in the same period of the previous year, prestige cosmetics business sales were 210.9 billion yen, approximately 3.4 times the amount in the same period a year earlier and almost in line with the Kao Group's forecast announced on October 23, 2006 together with its interim business results. The consolidated financial statements include the results of Kanebo Cosmetics, which has a fiscal year ending December 31, for the eight months from February 2006, when the company was added to the Kao Group, to September 2006. With the addition of amortization expenses related to Kanebo Cosmetics, operating loss totaled 2.3 billion yen, but this amount was basically in line with the Kao Group's forecast. Operating income before deduction of amortization expenses related to Kanebo Cosmetics was 17.5 billion yen.

Chemical Products Business

The Kao Group worked to further enhance the chemical business globally and locally with distinctive products that meet industry needs, and sales increased 6.6% from the same period a year earlier to 166.9 billion yen. Despite the impact of rising raw material prices, efforts to expand sales maintained operating income at 18.2 billion yen, basically unchanged from the same period of the previous fiscal year.

1. Japan

Sales of the oleo chemicals business were firm. In the performance chemicals business, sales of superplasticizers for concrete admixtures increased, and sales of plastics additives were also strong. In the specialty chemicals business, sales of polishing agents for hard disks increased, but sales of toner and toner binder for copiers and ink colorants for inkjet printer decreased compared with the same period a year earlier due to intensifying competition in their target markets. As a result, sales increased 2.3% from the same period a year earlier to 88.3 billion yen.

2. Overseas

In Asia, although demand for fatty alcohol products is increasing, declining prices weakened sales. Overall sales in Asia rose 4.6% from the same period a year earlier to 40.4 billion yen, but decreased by 4.4% excluding the effect of currency translation. In North America and Europe, fatty amines, superplasticizers for concrete admixtures and toner and toner binder for copiers performed strongly, and

sales increased 14.5% from the same period a year earlier to 61.6 billion yen. Excluding the effect of currency translation, sales increased 7.6%.

Financial Condition

As of December 31, 2006, total assets were 1,244.6 billion yen, a 24.0 billion yen increase compared with the end of the previous fiscal year. Accounts receivable increased mainly due to seasonally higher sales from October through December, but short-term loans included in other current assets decreased. Total liabilities decreased 10.5 billion yen compared with the end of the previous fiscal year to 691.4 billion yen. Accounts payable and accrued expenses increased, while Kao reduced interest-bearing debt, which consists of bank borrowings and bonds, and accrued income taxes decreased as a result of tax payments. Net assets including minority interests increased 34.5 billion yen from the previous fiscal year-end to 553.1 billion yen. The main factor contributing to the increase was net income for the period of 57.7 billion yen, and the main factor reducing net assets was payment of cash dividends. As a result of the above factors, the net worth ratio increased to 43.7% from 41.8% from the end of the previous fiscal year.

Net cash provided by operating activities was 116.3 billion yen, a 27.6 billion yen increase from the same period a year earlier due to factors including the addition of Kanebo Cosmetics. The main components of cash flow from operating activities were income before income taxes and minority interests of 97.1 billion yen, depreciation and amortization of 67.2 billion yen, and an increase in trade payables of 12.9 billion yen, while income taxes paid totaled 34.1 billion yen and an increase in trade receivables totaled 31.8 billion yen. Net cash used in investing activities was 47.9 billion yen as purchases of property, plant and equipment and intangible assets totaled 52.3 billion yen, while the Kao Group repaid short-term loans. Net cash used in financing activities totaled 58.9 billion yen. Major components were refinancing of short-term debt with issuance of bonds and long-term loans, in addition to partial repayment and payments of cash dividends. As a result, the balance of cash and cash equivalents at the end of the nine-month period was 78.1 billion yen, an increase of 10.6 billion yen from the balance at the end of the previous fiscal year.

Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2007

Consolidated results for the nine-month period were basically in line with the Kao Group's forecast for the full fiscal year ending March 31, 2007, which remains unchanged from the time of the announcement of interim business results.

Signs of a turnaround in the downward trend in prices are appearing in the Japanese consumer products market, but severe market competition is expected to continue. In addition, there is uncertainty regarding global market competition and raw material price trends in Japan and overseas. In these conditions, the Kao Group will work to accelerate the promotion of high added value in its products, and will respond to external changes in a timely fashion for dynamic implementation of its growth strategies.

Consolidated Balance Sheets

Millions of yen

	(A) Q3/FY2006 December 31, 2006	Composition %	(B) FY2005 March 31, 2006	Composition %	Inc/(Dec) (A-B)	Q3/FY2005 December 31, 2005	Composition %
Assets							
Current assets	395,526	31.8	364,613	29.9	30,912	322,569	43.2
Cash and time deposits	53,971		47,384		6,587	58,539	
Notes and accounts receivable - trade	163,482		129,120		34,361	128,255	
Short-term investments	22,180		20,189		1,990	19,971	
Inventories	108,815		105,853		2,961	88,078	
Other	47,076		62,065		(14,988)	27,724	
Fixed assets	849,061	68.2	855,872	70.1	(6,810)	424,535	56.8
Tangible assets	287,045		282,796		4,248	264,339	
Intangible assets	450,628		466,221		(15,592)	109,419	
- Goodwill	*258,303*		*267,152*		*(8,849)*	*56,033*	
- Other	*192,324*		*199,068*		*(6,743)*	*53,386*	
Investments and other assets	111,387		106,854		4,532	50,776	
Deferred assets	33	0.0	77	0.0	(44)	118	0.0
Total assets	1,244,621	100.0	1,220,564	100.0	24,057	747,223	100.0
Liabilities							
Current liabilities	306,741	24.7	436,193	35.7	(129,451)	225,953	30.2
Notes and accounts payable - trade	110,439		96,507		13,932	78,477	
Short-term debt	22,624		166,759		(144,135)	20,130	
Accrued expenses	85,170		75,951		9,219	72,581	
Other	88,507		96,975		(8,467)	54,764	
Long-term liabilities	384,726	30.9	265,790	21.8	118,936	18,494	2.5
Bonds	99,995		-		99,995	-	
Long-term debt	232,690		218,545		14,144	579	
Liability for employee retirement benefits	30,573		29,439		1,134	3,616	
Other	21,467		17,805		3,661	14,299	
Total liabilities	691,468	55.6	701,983	57.5	(10,515)	244,448	32.7
Minority interests	-	-	8,903	0.7	-	7,775	1.1
Common stock	-	-	85,424	7.0	-	85,424	11.4
Capital surplus	-	-	109,561	9.0	-	109,561	14.6
Retained earnings	-	-	345,941	28.3	-	339,883	45.5
Unrealized gain on available-for-sale securities	-	-	5,860	0.5	-	6,228	0.8
Foreign currency translation adjustments	-	-	(26,944)	(2.2)	-	(33,839)	(4.5)
Treasury stock, at cost	-	-	(10,165)	(0.8)	-	(12,257)	(1.6)
Shareholders' equity	-	-	509,676	41.8	-	495,000	66.2
Total liabilities, minority interests & shareholders' equity	-	-	1,220,564	100.0	-	747,223	100.0
Shareholders' equity	560,485	45.0	-	-	-	-	-
Common stock	85,424	6.8	-	-	-	-	-
Capital surplus	109,572	8.8	-	-	-	-	-
Retained earnings	375,781	30.2	-	-	-	-	-
Treasury stock, at cost	(10,293)	(0.8)	-	-	-	-	-
Adjustments for valuation, foreign currency translation and others	(16,704)	(1.3)	-	-	-	-	-
Unrealized gain on available-for-sale securities	4,801	0.4	-	-	-	-	-
Foreign currency translation adjustments	(21,505)	(1.7)	-	-	-	-	-
Stock acquisition right	301	0.0	-	-	-	-	-
Minority interests	9,070	0.7	-	-	-	-	-
Total net assets	553,153	44.4	-	-	-	-	-
Total liabilities and total net assets	1,244,621	100.0	-	-	-	-	-

Consolidated Statements of Income

Millions of yen

	(A) Q3/FY2006 Apr - Dec 2006	% to net sales	(B) Q3/FY2005 Apr - Dec 2005	% to net sales	Inc/(Dec)(*1) (A-B)	FY2005 Apr '05 - Mar '06	% to net sales
Net sales	931,672	100.0	746,033	100.0	185,638	971,230	100.0
Cost of sales	377,522	40.5	321,990	43.2	55,531	427,734	44.0
Gross profit	554,150	59.5	424,043	56.8	130,107	543,496	56.0
Selling, general and administrative expenses	436,040	46.8	318,837	42.7	117,202	420,759	43.3
Operating income before amortization related to Kanebo Cosmetics	118,109	12.7	105,205	14.1	12,904	122,736	12.7
Amortization related to Kanebo Cosmetics (*2)	19,956	2.2	-	-	19,956	2,601	0.3
Operating income	98,152	10.5	105,205	14.1	(7,052)	120,134	12.4
Non-operating income	4,664	0.5	3,336	0.5	1,328	4,528	0.5
Interest and dividend income	1,640		1,011		629	1,254	
Equity in earnings of nonconsolidated subsidiaries and affiliates	-		208		(208)	-	
Foreign currency exchange gain	391		-		391	13	
Other	2,632		2,116		515	3,260	
Non-operating expenses	4,258	0.4	1,466	0.2	2,791	2,706	0.3
Interest expense	3,265		856		2,408	1,396	
Equity in losses of nonconsolidated subsidiaries and affiliates	108		-		108	593	
Foreign currency exchange loss	-		256		(256)	-	
Other	884		353		530	716	
Ordinary income	98,559	10.6	107,075	14.4	(8,516)	121,956	12.6
Extraordinary income	796	0.1	349	0.0	447	1,663	0.1
Extraordinary loss	2,221	0.3	1,744	0.2	476	6,711	0.7
Income before income taxes and minority interests	97,134	10.4	105,679	14.2	(8,545)	116,908	12.0
Income taxes	38,396	4.1	40,689	5.5	(2,292)	44,666	4.6
Minority interests in earnings of consolidated subsidiaries	1,013	0.1	777	0.1	235	1,101	0.1
Net income	57,724	6.2	64,212	8.6	(6,488)	71,140	7.3

(*1) Inc/(Dec) column shows the third quarter ended December 31, 2006 in comparison with the same period ended December 31, 2005.

(*2) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill in the third quarter ended December 31, 2006, and amortization of trademark and other intellectual property rights in the year ended March 31, 2006

Consolidated Statements of Cash Flows

Millions of yen	Q3/FY2006 Apr - Dec 2006	Q3/FY2005 Apr - Dec 2005	FY2005 Apr '05 - Mar '06
Operating activities:			
Income before income taxes and minority interests	97,134	105,679	116,908
Adjustments for:			
Depreciation and amortization	67,295	42,419	60,758
Interest and dividend income	(1,640)	(1,011)	(1,254)
Interest expense	3,265	856	1,396
Change in trade receivables	(31,836)	(21,947)	618
Change in inventories	(1,439)	(3,560)	(4,592)
Change in prepaid pension cost	(11,801)	(4,127)	(8,467)
Change in trade payables	12,920	5,893	(1,759)
Change in liability for retirement benefits	966	(6,746)	(6,614)
Other, net	16,409	9,420	983
Sub-total	151,271	126,876	157,976
Interest and cash dividends received	1,916	2,350	3,379
Interest paid	(2,706)	(893)	(1,428)
Income taxes paid	(34,113)	(39,616)	(42,634)
Net cash provided by operating activities	**116,368**	**88,716**	**117,292**
Investing activities:			
Purchase of marketable securities and investment securities	(631)	(3,028)	(3,036)
Proceeds from the redemption and sales of marketable securities and investment securities	14	17,031	18,300
Purchase of property, plant and equipment, and intangible assets	(52,332)	(36,322)	(201,188)
Proceeds from sales of property, plant and equipment	320	1,306	1,482
Payments for acquisition of stocks of newly consolidated subsidiaries	-	(31,656)	(293,034)
Change in short-term loans	12,161	(2)	(84)
Payments for long-term loans	(762)	(598)	(897)
Other, net	(6,749)	(787)	(1,076)
Net cash used in investing activities	**(47,979)**	**(54,057)**	**(479,535)**
Financing activities:			
Change in debt	(131,049)	642	386,381
Proceeds from bonds	99,676	-	-
Purchase of treasury stock	(773)	(5,806)	(6,056)
Payments of cash dividends	(27,423)	(23,059)	(24,573)
Other, net	652	451	970
Net cash provided by (used in) financing activities	**(58,917)**	**(27,772)**	**356,721**
Translation adjustments on cash and cash equivalents	**1,148**	**1,301**	**2,727**
Net increase (decrease) in cash and cash equivalents	**10,619**	**8,189**	**(2,794)**
Cash and cash equivalents, beginning of year	**67,527**	**70,409**	**70,409**
Cash and cash equivalents of newly consolidated subsidiaries	**-**	**760**	**760**
Cash and cash equivalents of excluded consolidated subsidiaries	**-**	**(848)**	**(848)**
Cash and cash equivalents, end of period	**78,146**	**78,510**	**67,527**

Sales Composition

Millions of yen

	Q3/FY2006	Q3/FY2005	Growth	FY2005
	Apr - Dec 2006	Apr - Dec 2005	%	Apr '05 - Mar '06
Consumer Products				
Personal Care	148,790	144,940	2.7	187,896
Fabric and Home Care	194,409	191,056	1.8	237,551
Feminine Care, Baby Car	97,192	89,992	8.0	113,630
Total Japan	440,393	425,990	3.4	539,078
Asia and Oceania	48,803	41,612	17.3	57,188
North America and Europe	93,114	85,343	9.1	115,329
Eliminations	(5,870)	(5,542)	-	(7,563)
Total	**576,440**	**547,403**	**5.3**	**704,033**
Prestige Cosmetics	**210,949**	**62,900**	**235.4**	**85,246**
Chemical Products				
Japan	88,373	86,413	2.3	114,522
Asia	40,460	38,692	4.6	53,596
North America and Europe	61,619	53,818	14.5	72,196
Eliminations	(23,465)	(22,273)	-	(31,424)
Total	**166,988**	**156,651**	**6.6**	**208,890**
Total before Eliminations	**954,377**	**766,955**	**24.4**	**998,171**
Eliminations	(22,705)	(20,921)	-	(26,941)
Consolidated Net Sales	**931,672**	**746,033**	**24.9**	**971,230**

Segment Information by Business

Millions of yen

Q3/FY2006
Apr - Dec 2006

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	576,440	210,949	144,282	931,672	-	931,672
Intersegment sales	-	-	22,705	22,705	(22,705)	-
Total	576,440	210,949	166,988	954,377	(22,705)	931,672
Operating income before amortization related to Kanebo Cosmetics	82,127	17,584	18,243	117,955	154	118,109
Amortization related to Kanebo Cosmetics	-	19,956	-	19,956	-	19,956
Operating income	82,127	(2,372)	18,243	97,998	154	98,152
% to sales	14.2	(1.1)	10.9	10.3	-	10.5

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill.

Q3/FY2005
Apr - Dec 2005

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	547,403	62,900	135,729	746,033	-	746,033
Intersegment sales	-	-	20,921	20,921	(20,921)	-
Total	547,403	62,900	156,651	766,955	(20,921)	746,033
Operating income	80,203	6,666	18,133	105,003	202	105,205
% to sales	14.7	10.6	11.6	13.7	-	14.1

FY2005
Apr '05 - Mar '06

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	704,033	85,246	181,949	971,230	-	971,230
Intersegment sales	-	-	26,941	26,941	(26,941)	-
Total	704,033	85,246	208,890	998,171	(26,941)	971,230
Operating income before amortization related to Kanebo Cosmetics	92,699	7,773	22,029	122,502	233	122,736
Amortization related to Kanebo Cosmetics	-	2,601	-	2,601	-	2,601
Operating income	92,699	5,171	22,029	119,901	233	120,134
% to sales	13.2	6.1	10.5	12.0	-	12.4

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights.

RECEIVED
2007 FEB 12 P 12: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit B-1

2007 年 1 月 22 日

各 位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

＜発表資料＞

花王株式会社の事業推進体制改編とそれに伴う販社合併に関するお知らせ

花王株式会社（社長・尾崎 元規）は、2007 年４月１日をもって事業推進体制の改編を実施いたします。その一環として、子会社である花王販売株式会社と花王化粧品販売株式会社を、同日をもって合併し、両社の経営を統合することをお知らせいたします。

花王グループは「商品の高付加価値化による“利益ある成長”の達成」に向けて、従来から以下の３つの重点事業目標を掲げております。

①「ビューティケアとヘルスケアの事業領域での成長の加速」
②「基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展」
③「グローバルに特徴ある強い化学品事業への注力」

一方、市場では、少子・高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また、消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きが起こっております。これに対応し、消費者起点に立った成長戦略をスピーディに力強く実践するために、４月１日をもって花王株式会社の現事業本部を改編し、新たに４つの事業ユニットを導入いたします。

①ビューティケア事業ユニット
②ヒューマンヘルスケア事業ユニット
③ファブリック＆ホームケア事業ユニット
④ケミカル事業ユニット

また同時に、研究、生産から販売に至る各機能部門を改編し、その一環として、家庭用製品を扱う「花王販売株式会社」と、化粧品を扱う「花王化粧品販売株式会社」を合併し、「花王カスタマーマーケティング株式会社」（社長・髙橋 辰夫）として新たにスタートいたします。

以上、４つの事業ユニットの導入、新販売会社の発足、及び当社のグループ企業である「株式会社カネボウ化粧品」との緊密な連携により、花王グループとしての総合力を発揮し、消費者及び流通の皆様へ、価値ある商品を創造し、提供してまいります。

（補足資料）

1．合併当事会社の概要

（1）商　　号	花王販売株式会社 （合併会社）	花王化粧品販売株式会社 （被合併会社）
（2）事業内容	家庭用製品の販売	化粧品の販売
（3）設立年月日	1971年12月25日	1989年10月5日
（4）本店所在地	東京都中央区入船三丁目3番8号	東京都中央区日本橋茅場町一丁目14番10号
（5）代表者	代表取締役　社長執行役員 髙橋　辰夫	代表取締役　社長執行役員 中野　幹男
（6）資本金	1,729百万円	100百万円
（7）決算期	3月31日	3月31日

2．新販売会社の概要

商号	花王カスタマーマーケティング株式会社 （英文表記：Kao Customer Marketing Co., Ltd.）
合併の効力発生日	2007年4月1日
商号変更の日	2007年4月1日
本社所在地	東京都中央区入船三丁目3番8号
代表者	代表取締役 社長執行役員　髙橋 辰夫（たかはし　たつお）
資本金	1,829百万円
決算期	3月31日
売上規模	593,285百万円　(2006年3月期における2社の合計売上実績)
従業員数	7,251名　　(2006年12月1日現在)

＜本件についてのお問合せ＞　花王株式会社　広報部　　電話 03-3660-7041～7042

Exhibit B-2

平成19年３月期　第３四半期財務・業績の概況（連結）

平成 19年 1月 22日

上 場 会 社 名　　花王株式会社　　（コード番号：4452 東証第一部）
（ＵＲＬ　http://www.kao.co.jp/）

代　　表　　者　　代表取締役　社長執行役員　　　尾崎　元規
問合せ先責任者　　取締役 執行役員 会計財務部門統括　三田　慎一　　ＴＥＬ（03）3660−7111

１．四半期財務情報の作成等に係る事項

① 会計処理の方法における簡便な方法の採用の有無　：有　（詳細は添付資料）
　（内容）退職給付引当金
② 最近連結会計年度からの会計処理の方法の変更の有無　：無
③ 連結及び持分法の適用範囲の異動の有無　：有　連結（新規）　1社
　（詳細は添付資料）

２．平成19年３月期第３四半期財務・業績の概況（平成18年４月１日〜平成18年12月31日）

(1) 経営成績（連結）の進捗状況　　（注）金額は百万円未満を切り捨て

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年３月期第３四半期	931,672	24.9	98,152	△6.7	98,559	△8.0	57,724	△10.1
18年３月期第３四半期	746,033	2.9	105,205	1.6	107,075	0.3	64,212	3.0
（参考）18年３月期	971,230		120,134		121,956		71,140	

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期（当期）純利益
	円　銭	円　銭
19年３月期第３四半期	105.92	105.83
18年３月期第３四半期	118.04	117.76
（参考）18年３月期	130.58	130.28

（注）売上高、営業利益等におけるパーセント表示は、対前年同四半期増減率。

(2) 財政状態（連結）の変動状況

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円　銭
19年３月期第３四半期	1,244,621	553,153	43.7	997.86
18年３月期第３四半期	747,223	495,000	66.2	909.76
（参考）18年３月期	1,220,564	509,676	41.8	935.11

（注）18年３月期第３四半期及び18年３月期の純資産は、少数株主持分を含めておりません。

【連結キャッシュ・フローの状況】

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年３月期第３四半期	116,368	△47,979	△58,917	78,146
18年３月期第３四半期	88,716	△54,057	△27,772	78,510
（参考）18年３月期	117,292	△479,535	356,721	67,527

【参考】

平成19年３月期の連結業績予想（平成18年４月１日〜平成19年３月31日）
　平成18年10月23日の平成19年３月期中間決算発表時の予想を変更しておりません。（添付資料の４ページ参照）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通　期	1,220,000	115,000	68,000

（参考）１株当たり予想当期純利益（通期）　124円78銭

※上記の予想には、本資料の発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれております。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。

平成19年３月期　第３四半期経営成績及び財政状態の概況（連結）
（９ヶ月間の累計）

経営成績

当第３四半期（平成18年４月１日から平成18年12月31日まで）の**売上高**は、カネボウ化粧品が加わったことと、商品の高付加価値化に取り組んだことなどにより、前年同期より1,856億円増加して9,316億円（前年同期比24.9%増、為替変動の影響を除くと実質22.8%増）となりました。利益面では、費用の効率化やコストダウン活動などに注力しましたが、原材料価格上昇の影響を受けたこと、及びカネボウ化粧品関連の知的財産権及びのれんの償却費が加わったことなどにより、**営業利益**は前年同期と比べて70億円減少して981億円、**経常利益**は985億円（対前年同期△85億円）、**四半期純利益**は577億円（対前年同期△64億円）となりました。なお、カネボウ化粧品関連の償却費控除前の営業利益は1,181億円となり、前年同期の営業利益と比べて129億円増加しました。また税金費用については、中間期において繰延税金資産の取り崩しにより増加しましたが、12月に国内連結子会社が資産圧縮のため、その自己株式を当社から取得したことに伴い減少し、税効果会計適用後の法人税等の負担率は累計で39.5%となりました。

セグメント別の概況

【家庭用製品事業】

売上高は、前年同期に対して5.3%増加し5,764億円となりました。国内事業は新製品の上市などにより、144億円の増収となりました。海外事業も積極的な事業展開により増収となりました。営業利益は、競争の激化や原材料価格の上昇などがありましたが、増収効果により前年同期を19億円上回る821億円となりました。

①　国内

景気は回復傾向が続いているものの、個人消費や消費者物価は横ばいに推移しています。一方、家庭用製品市場においては、一部の製品カテゴリーでは販売価格が上昇に転じるなど、継続していた価格下落にようやく変化が現われ始めてきました。こうした中で当社グループは、商品の高付加価値化、すなわち消費者にとって機能的な価値プラス情緒的な心の満足を満たす商品づくりを進めた結果、売上高は前年同期を3.4%上回り、4,403億円となりました。

パーソナルケア製品では、全身洗浄料「ビオレｕ」が、新しい香りや洗い上がりの良さを訴求して好調に推移し、洗顔・メイク落としの「ビオレ」でも、「マシュマロホイップ」が、マシュマロのような弾力感のある泡で洗顔する快適さ、「ふくだけコットンさらさらオイルin」が、落ちにくいマスカラを簡単に落とせる新技術により、消費者の支持を得て売り上げを拡大しました。また口腔衛生の視点から新たな価値として、口内環境浄化をコンセプトに“ネバネバお口からサラサラお口へ”を訴求した歯磨き「ピュオーラ」を洗口液とともに新発売し、好調に推移しました。以上の結果、売上高は前年同期に対して2.7%増加し1,487億円となりました。

ハウスホールド製品では、衣料用洗剤で、まとめ洗いでも高い洗浄力を発揮する「アタック」を改良発売しました。衣料用スタイリング剤では、服のしわや臭いを取る「スタイルケア　服のミスト」を新発売しました。また住居用ワイパーでは、くるっとひとふきでホコリを瞬間キャッチする「クイックルワイパー　ハンディ」を新発売し、好調に推移しました。以上の結果、売上高は前年同期に対して1.8%増加し1,944億円となりました。

サニタリーほか製品では、売上高は前年同期に対して8.0%増加し971億円となりました。サニタリー製品では、生理用品は肌ストレスフリーをキーコンセプトとする「ロリエ エフ」に特に多い夜用を加え、商品ラインを充実させました。ベビー用紙おむつは、より肌へのやさしさを追求した商品改良により、引き続き消費者の支持を得て好調に推移しました。ヘルスケア製品では、健康機能油は競争激化の影響を受けましたが、健康機能飲料は、さわやかなグレープフルーツ味の「ヘルシアウォーター」が好調に推移し、売り上げを伸ばしました。

② 海外

アジアでは、売上高は前年同期に対し17.3%上回り488億円（為替変動の影響を除くと実質7.4%増）となりました。市場が成長する中、厳しい市場競争が続いていますが、当社グループは、競争力を高めるため、アジアの一体運営に取り組み、地域実態に合わせた付加価値を提供することに努めました。日本と現地とのマーケティング活動や販売活動の連携をより強化し、プレミアムヘアケアブランド「アジエンス」の展開地域を台湾、香港からシンガポールにも拡大しており、また生理用品「ロリエ エフ」を香港、シンガポールに上市しました。タイでは衣料用洗剤の新製品「アタック　イージー」が好調に推移しました。

パーソナルケア製品事業を展開している欧米では、商品の高付加価値化を図ってまいりました。売上高は前年同期に対し9.1%増加し931億円（為替変動の影響を除くと実質2.5%増）となりました。スキンケア製品「ジャーゲンズ・ナチュラル・グロー」は新色の追加とフェイス用を発売し、順調に伸長しましたが、ヘアケアを中心に競争の影響を受け全体の売上伸長は鈍化しました。高級美容サロン向けブランドの「KMS」は、大幅にリニューアルしました。

【化粧品事業】

化粧品事業は消費者の価値観や美意識、流通チャネルの変化が進む中、特長ある強いブランドづくりに取り組みました。カネボウ化粧品では、百貨店専用の新高級プレステージブランド「インプレス」、美白美容液「ブランシール　ホワイトニングコンクルージョン」及びメイクアップシリーズ「ケイト」が好調に推移しました。花王ソフィーナでは、百貨店チャネル専用ブランドの「エスト」が売り上げを伸ばし、ドラッグチャネルでは、専用のスキンケアブランド「フィトマックス」を新発売しましたが、既存ブランドでは、対象となる価格帯の市場縮小の影響を受けました。モルトン・ブラウンは、新製品の発売と販売地域の拡大により、売り上げを伸長させました。以上の結果、前年同期では当社グループに加わっていなかったカネボウ化粧品を連結することにより、売上高はほぼ計画通りの、前年同期に対して約3.4倍の2,109億円となりました。なお、12月決算であるカネボウ化粧品は、当社グループに加わった2月から9月までの8ヶ月間の業績を連結しています。営業利益は、ほぼ計画通り推移しましたが、カネボウ化粧品関連の償却費が加わったことなどにより△23億円となりました。カネボウ化粧品関連償却費控除前営業利益は175億円です。

【工業用製品事業】

工業用製品事業は、グローバルに特徴ある強い事業への注力に努め、売上高は前年同期に対して6.6%増加し1,669億円となりました。営業利益は原料価格高騰の影響を受けましたが、拡売に努め、前年同期とほぼ同額の182億円となりました。

① 国内

油脂事業は堅調に推移しました。機能材料事業では、コンクリート用高性能減水剤が伸長し、樹脂関連の添加剤も好調に推移しました。スペシャルティケミカルズ事業では、ハードディスク用の研磨剤は伸長しましたが、トナー・トナーバインダーや、インクジェットプリンターインク用色材は、対象市場の競争激化により、前年同期を下回りました。以上の結果、売上高は前年同期に対して2.3%増加し883億円となりました。

② 海外

アジアでは、油脂アルコール製品は需要が増加しているものの、価格下落の影響を受け伸び悩みました。売上高は前年同期に対して4.6%増加の404億円ですが、為替変動の影響を除くと実質4.4%の減少となりました。欧米では、油脂アミンやコンクリート用高性能減水剤、及びトナー・トナーバインダーが好調に推移し、売上高は前年同期に対して14.5%増加の616億円（為替変動の影響を除くと実質7.6%増）となりました。

財政状態

総資産は1兆2,446億円となり、前期末に比べ240億円増加しました。10月から12月の売り上げが相対的に多いという季節要因などにより売掛金が増加しましたが、一方で流動資産のその他に含まれる短期貸付金は減少しました。負債は前期末に比べ105億円減少し、6,914億円となりました。買掛金や未払費用などが増加しましたが、借入金に社債を加えた有利子負債の減少や、税金の支払いによる未払税金の減少がありました。少数株主持分を含めた純資産は、前期末に比べ345億円増加し、5,531億円となりました。主な増加は、四半期純利益577億円であり、主な減少は配当によるものです。以上の結果、自己資本比率は、前期末の41.8%から43.7%となりました。

営業活動によって得られたキャッシュ・フローは、カネボウ化粧品が加わったことなどにより前年同期に比べて276億円増加の1,163億円となりました。内訳は主に、税金等調整前四半期純利益が971億円、減価償却費が672億円及び仕入債務の増加が129億円であり、一方で法人税等の支払いが341億円、売上債権の増加が318億円であります。投資活動に使用されたキャッシュ・フローは、有形・無形固定資産の取得で523億円の支出がありましたが、一方で短期貸付金の返済などがあり、479億円となりました。財務活動に使用されたキャッシュ・フローは589億円となりました。この内訳は、主として短期借入金を社債の発行や長期借入金に借り換えたほか、一部返済を行ったこと、及び配当金を支払ったことであります。以上の結果、当第３四半期末の現金及び現金同等物の残高は、前期末に比べ106億円増加し、781億円となりました。

通期の連結業績の見通し

当第３四半期連結業績は、平成19年３月期中間決算発表時の通期計画通り、ほぼ推移しました。通期（平成18年４月１日から平成19年３月31日）の連結業績予想は、変更ありません。

国内家庭用製品市場での価格下落傾向には変化の兆しがみられるものの、市場での厳しい競争は続くものと予想されます。また海外での市場競争や国内外の原材料価格動向にも不透明感がありますが、当社グループは商品の高付加価値化にスピードを上げて取り組むとともに、変化に迅速に対応し、成長戦略を力強く実践してまいります。

要約四半期連結貸借対照表

科目	前第３四半期末（平成17年12月31日現在）		当第３四半期末（平成18年12月31日現在）		前連結会計年度末（平成18年３月31日現在）		増減（△印減）
	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）
（資産の部）							
Ⅰ　流動資産	322,569	43.2	395,526	31.8	364,613	29.9	30,912
現金及び預金	58,539		53,971		47,384		6,587
受取手形及び売掛金	128,255		163,482		129,120		34,361
有価証券	19,971		22,180		20,189		1,990
たな卸資産	88,078		108,815		105,853		2,961
その他	27,724		47,076		62,065		△14,988
Ⅱ　固定資産	424,535	56.8	849,061	68.2	855,872	70.1	△6,810
有形固定資産	264,339		287,045		282,796		4,248
無形固定資産	109,419		450,628		466,221		△15,592
のれん	56,033		258,303		267,152		△8,849
その他	53,386		192,324		199,068		△6,743
投資その他の資産	50,776		111,387		106,854		4,532
Ⅲ　繰延資産	118	0.0	33	0.0	77	0.0	△44
資産合計	747,223	100.0	1,244,621	100.0	1,220,564	100.0	24,057
（負債の部）							
Ⅰ　流動負債	225,953	30.2	306,741	24.7	436,193	35.7	△129,451
支払手形及び買掛金	78,477		110,439		96,507		13,932
短期借入金	20,130		22,624		166,759		△144,135
未払費用	72,581		85,170		75,951		9,219
その他	54,764		88,507		96,975		△8,467
Ⅱ　固定負債	18,494	2.5	384,726	30.9	265,790	21.8	118,936
社債	－		99,995		－		99,995
長期借入金	579		232,690		218,545		14,144
退職給付引当金	3,616		30,573		29,439		1,134
その他	14,299		21,467		17,805		3,661
負債合計	244,448	32.7	691,468	55.6	701,983	57.5	△10,515
（少数株主持分）							
少数株主持分	7,775	1.1	－	－	8,903	0.7	－
（資本の部）							
Ⅰ　資本金	85,424	11.4	－	－	85,424	7.0	－
Ⅱ　資本剰余金	109,561	14.6	－	－	109,561	9.0	－
Ⅲ　利益剰余金	339,883	45.5	－	－	345,941	28.3	－
Ⅳ　その他有価証券評価差額金	6,228	0.8	－	－	5,860	0.5	－
Ⅴ　為替換算調整勘定	△33,839	△4.5	－	－	△26,944	△2.2	－
Ⅵ　自己株式	△12,257	△1.6	－	－	△10,165	△0.8	－
資本合計	495,000	66.2	－	－	509,676	41.8	－
負債、少数株主持分及び資本合計	747,223	100.0	－	－	1,220,564	100.0	－
（純資産の部）							
Ⅰ　株主資本	－	－	560,485	45.0	－	－	－
資本金	－	－	85,424	6.8	－	－	－
資本剰余金	－	－	109,572	8.8	－	－	－
利益剰余金	－	－	375,781	30.2	－	－	－
自己株式	－	－	△10,293	△0.8	－	－	－
Ⅱ　評価・換算差額等	－	－	△16,704	△1.3	－	－	－
その他有価証券評価差額金	－	－	4,801	0.4	－	－	－
為替換算調整勘定	－	－	△21,505	△1.7	－	－	－
Ⅲ　新株予約権	－	－	301	0.0	－	－	－
Ⅳ　少数株主持分	－	－	9,070	0.7	－	－	－
純資産合計	－	－	553,153	44.4	－	－	－
負債純資産合計	－	－	1,244,621	100.0	－	－	－

（注）　増減（資産の部及び負債の部のみ）は当第３四半期末と前連結会計年度末との比較で表示しております。

要約四半期連結損益計算書

科目	前第３四半期 (自 平成17年４月１日 至 平成17年12月31日) 金額（百万円）	百分比（％）	当第３四半期 (自 平成18年４月１日 至 平成18年12月31日) 金額（百万円）	百分比（％）	増減 （△印減） 金額（百万円）	前連結会計年度 (自 平成17年４月１日 至 平成18年３月31日) 金額（百万円）	百分比（％）
Ⅰ 売上高	746,033	100.0	931,672	100.0	185,638	971,230	100.0
Ⅱ 売上原価	321,990	43.2	377,522	40.5	55,531	427,734	44.0
売上総利益	424,043	56.8	554,150	59.5	130,107	543,496	56.0
Ⅲ 販売費及び一般管理費	318,837	42.7	436,040	46.8	117,202	420,759	43.3
カネボウ化粧品関連償却費控除前営業利益	105,205	14.1	118,109	12.7	12,904	122,736	12.7
Ⅳ カネボウ化粧品関連償却費	－	－	19,956	2.2	19,956	2,601	0.3
営業利益	105,205	14.1	98,152	10.5	△7,052	120,134	12.4
Ⅴ 営業外収益	3,336	0.5	4,664	0.5	1,328	4,528	0.5
受取利息及び受取配当金	1,011		1,640		629	1,254	
持分法による投資利益	208		－		△208	－	
為替差益	－		391		391	13	
その他	2,116		2,632		515	3,260	
Ⅵ 営業外費用	1,466	0.2	4,258	0.4	2,791	2,706	0.3
支払利息	856		3,265		2,408	1,396	
持分法による投資損失	－		108		108	593	
為替差損	256		－		△256	－	
その他	353		884		530	716	
経常利益	107,075	14.4	98,559	10.6	△8,516	121,956	12.6
Ⅶ 特別利益	349	0.0	796	0.1	447	1,663	0.1
Ⅷ 特別損失	1,744	0.2	2,221	0.3	476	6,711	0.7
税金等調整前四半期（当期）純利益	105,679	14.2	97,134	10.4	△8,545	116,908	12.0
法人税等	40,689	5.5	38,396	4.1	△2,292	44,666	4.6
少数株主利益（減算）	777	0.1	1,013	0.1	235	1,101	0.1
四半期（当期）純利益	64,212	8.6	57,724	6.2	△6,488	71,140	7.3

（注）１．増減は当第３四半期と前第３四半期との比較で表示しております。

２．Ⅳのカネボウ化粧品関連償却費は、当第３四半期は、商標権等の知的財産権及びのれんの償却費であり、前連結会計年度は、商標権等の知的財産権の償却費であります。

要約四半期連結キャッシュ・フロー計算書

科目	前第３四半期 (自平成17年４月１日 至平成17年12月31日) 金額（百万円）	当第３四半期 (自平成18年４月１日 至平成18年12月31日) 金額（百万円）	前連結会計年度 (自平成17年４月１日 至平成18年３月31日) 金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー			
税金等調整前四半期（当期）純利益	105,679	97,134	116,908
減価償却費	42,419	67,295	60,758
受取利息及び受取配当金	△1,011	△1,640	△1,254
支払利息	856	3,265	1,396
売上債権の増減額（増加：△）	△21,947	△31,836	618
たな卸資産の増減額（増加：△）	△3,560	△1,439	△4,592
前払年金費用の増減額（増加：△）	△4,127	△11,801	△8,467
仕入債務の増減額（減少：△）	5,893	12,920	△1,759
退職給付引当金の増減額（減少：△）	△6,746	966	△6,614
その他	9,420	16,409	983
小計	126,876	151,271	157,976
利息及び配当金の受取額	2,350	1,916	3,379
利息の支払額	△893	△2,706	△1,428
法人税等の支払額	△39,616	△34,113	△42,634
営業活動によるキャッシュ・フロー	88,716	116,368	117,292
Ⅱ　投資活動によるキャッシュ・フロー			
有価証券・投資有価証券の取得による支出	△3,028	△631	△3,036
有価証券・投資有価証券の償還及び売却による収入	17,031	14	18,300
有形・無形固定資産の取得による支出	△36,322	△52,332	△201,188
有形固定資産の売却による収入	1,306	320	1,482
新規連結子会社の株式取得等に伴う支出	△31,656	－	△293,034
短期貸付金の増減額（増加：△）	△2	12,161	△84
長期貸付による支出	△598	△762	△897
その他	△787	△6,749	△1,076
投資活動によるキャッシュ・フロー	△54,057	△47,979	△479,535
Ⅲ　財務活動によるキャッシュ・フロー			
借入金の増減額（減少：△）	642	△131,049	386,381
社債の発行による収入	－	99,676	－
自己株式の取得による支出	△5,806	△773	△6,056
配当金の支払額	△23,059	△27,423	△24,573
その他	451	652	970
財務活動によるキャッシュ・フロー	△27,772	△58,917	356,721
Ⅳ　現金及び現金同等物に係る換算差額	1,301	1,148	2,727
Ⅴ　現金及び現金同等物の増減額（減少：△）	8,189	10,619	△2,794
Ⅵ　現金及び現金同等物の期首残高	70,409	67,527	70,409
Ⅶ　新規連結に伴う現金及び現金同等物の増加額	760	－	760
Ⅷ　連結除外に伴う現金及び現金同等物の減少額	△848	－	△848
Ⅸ　現金及び現金同等物の期末残高	78,510	78,146	67,527

四半期財務情報の作成等に係る事項

① 会計処理の方法における簡便な方法の採用

当社は、中間連結財務諸表等の作成基準をベースとしつつ、以下のとおり投資者等の利害関係者の判断を大きく誤らせない範囲で一定の簡便な手続を採用しております。

退職給付引当金の計上基準……当社及び主要な連結子会社においては、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当第３四半期末において発生していると認められる額を計上しております。

② 連結及び持分法の適用範囲の異動

・連結子会社　　　（新規）１社：Molton Brown GmbH

販売実績

事業区分		前第３四半期 (自 平成17年４月１日 至 平成17年12月31日)	当第３四半期 (自 平成18年４月１日 至 平成18年12月31日)	増減率	前連結会計年度 (自 平成17年４月１日 至 平成18年３月31日)
		百万円	百万円	%	百万円
家庭用製品					
	パーソナルケア製品	144,940	148,790	2.7	187,896
	ハウスホールド製品	191,056	194,409	1.8	237,551
	サニタリーほか製品	89,992	97,192	8.0	113,630
	日本計	425,990	440,393	3.4	539,078
	アジア	41,612	48,803	17.3	57,188
	欧米	85,343	93,114	9.1	115,329
	内部売上消去等	△5,542	△5,870	−	△7,563
	計	547,403	576,440	5.3	704,033
化粧品		62,900	210,949	235.4	85,246
工業用製品					
	日本	86,413	88,373	2.3	114,522
	アジア	38,692	40,460	4.6	53,596
	欧米	53,818	61,619	14.5	72,196
	内部売上消去等	△22,273	△23,465	−	△31,424
	計	156,651	166,988	6.6	208,890
合計		766,955	954,377	24.4	998,171
消去		△20,921	△22,705	−	△26,941
連結売上高		746,033	931,672	24.9	971,230

事業の種類別セグメント情報

前第３四半期（自　平成17年４月１日　至　平成17年12月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高						
(1) 外部顧客に対する売上高	547,403	62,900	135,729	746,033	―	746,033
(2) セグメント間の内部売上高又は振替高	―	―	20,921	20,921	(20,921)	―
計	547,403	62,900	156,651	766,955	(20,921)	746,033
Ⅱ　営業利益	80,203	6,666	18,133	105,003	202	105,205
営業利益率（%）	14.7	10.6	11.6	13.7	―	14.1

当第３四半期（自　平成18年４月１日　至　平成18年12月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高						
(1) 外部顧客に対する売上高	576,440	210,949	144,282	931,672	―	931,672
(2) セグメント間の内部売上高又は振替高	―	―	22,705	22,705	(22,705)	―
計	576,440	210,949	166,988	954,377	(22,705)	931,672
Ⅱ　カネボウ化粧品関連償却費控除前営業利益	82,127	17,584	18,243	117,955	154	118,109
カネボウ化粧品関連償却費	―	19,956	―	19,956	―	19,956
Ⅲ　営業利益	82,127	△2,372	18,243	97,998	154	98,152
営業利益率（%）	14.2	△1.1	10.9	10.3	―	10.5

（注）カネボウ化粧品関連償却費は、商標権等の知的財産権及びのれんの償却費であります。

前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高						
(1) 外部顧客に対する売上高	704,033	85,246	181,949	971,230	―	971,230
(2) セグメント間の内部売上高又は振替高	―	―	26,941	26,941	(26,941)	―
計	704,033	85,246	208,890	998,171	(26,941)	971,230
Ⅱ　カネボウ化粧品関連償却費控除前営業利益	92,699	7,773	22,029	122,502	233	122,736
カネボウ化粧品関連償却費	―	2,601	―	2,601	―	2,601
Ⅲ　営業利益	92,699	5,171	22,029	119,901	233	120,134
営業利益率（%）	13.2	6.1	10.5	12.0	―	12.4

（注）カネボウ化粧品関連償却費は、商標権等の知的財産権の償却費であります。